UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2004            File No.    0-50169

Sovereign Chief Ventures Ltd.

(Name of Registrant)

333 Cedar Street, Suite 300, Abilene Texas 79601

(Address of principal executive offices)

1.

News Release dated August 18, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd..

(Registrant)

Dated:  August 18, 2004             By:  /s/ Bill O. Wood

                                                             Bill O. Wood, President

SOVEREIGN CHIEF VENTURES LTD.
333 CEDAR STREET, SUITE 300
ABILENE, TEXAS 79601

N E W S   R E L E A S E

Trading Symbols:

     TSX Venture Exchange:

  SCV.TSXV
    OTC PINK SHEETS:           SCVTF

Midyear Update

August 18, 2004:  Overview: The Company has made tremendous progress in the first half of 2004.  Natural gas is flowing and we are beginning to see monthly revenue from the production.  Sovereign is concentrating this year on the Western Oklahoma gas projects known as the Lasley and North Foss.  Due to the success in Oklahoma, the company has increased its midyear 2004 gas revenues over midyear 2003 by 1,030%.  This increase is the result of drilling at the Lasley Project that started in 2003.  The XX Ranch Project in Coleman County, Texas, in which the Company retains an over-riding royalty interest, is the sole oil property in which the Company has an interest.  On the corporate side, Sovereign has added a valuable addition to the Board of Directors in Gary Moores.

Lasley Project:  The project covers 6,400 gross acres in Caddo County, Oklahoma.  Sovereign participated with Western Oil and Gas Development and Chesapeake Energy in 2003 to drill and complete four wells.  In 2004 the company has participated in the drilling and completion of five wells through July 2004.  Three additional wells are planned for the remainder of the year on the Lasley project.

2003 & 2004 Lasley Drilling History

						Gross
				Drilling &	Gross Prod.	Revenue
		Working	Date	Completion	Thru May	Received
Operator	Well Name	Interest	Completed	Cost	2004/MCF	To Date
Chesapeake	Kardokus A1-10	2.29%	2/14/2003	$4,269.96	588,243	8,663.41
Chesapeake	Alley Cat 1-14	1.00%	9/4/2003	$31,925.07	337,534	14,825.05
Western	Kardokus 3-10	17.92%	8/22/2003	$292,506.88	399,663	288,884.93
Western	Tiger 2-15	8.96%	12/18/2003	$137,356.80	26,523	9,445.35
Cimarex	King 1-32	3.11%	2/24/2004	$99,166.24	3,744	Awaiting Funds
Questar	Rosser 1-11	1.31%	3/16/2004	$33,128.31	36,332	Awaiting Funds
Cimarex	Sheward 1-31	4.00%	4/1/2004	$174,518.11	35,934	Awaiting Funds
Chesapeake	Stray Cat 1-14	2.60%	6/9/2004	$63,227.06	New	Awaiting Funds
Western	Kardokus 4-10	10.50%	8/2/2004	$256,000.00	Completing
Future		Estimated	Estimated
Operations	To Be Drilled	Working %	Drilling Date	Est. Cost
Western	Kardokus 5-10	12.92%	August	$221,063.27	Drilling
Western	Williams 2-9	12.50%	November	$256,428.19
Western	Kardokus 6-10	12.92%	December	$221,063.27

Results: Sovereign has participated in nine successful wells, all of which are producing gas.  Per well production ranges from 100 MCF per day to 2,000 MCF per day.   There is generally a delay of from 120 to 180 days from the commencement of production before receiving the first revenue.  This delay has caused intermittent short-term tight money management but the company and the business plan recommended by the board is proving to be successful.  The company has contracted Davis Engineering Company, Inc. to furnish an engineering report on each well as soon as the wells have produced long enough to indicate a usable decline curve.  The Kardokus 3-10 is presently being evaluated and the report will be issued in August.  The engineering reports will estimate the value of each well and may allow the company to secure bank financing for future wells.

North Foss Project:  The project covers 3,200 gross acres in Custer County, Oklahoma.  The company is very excited about the potential of this project. Under an agreement with Saxon Oil Co., Sovereign has paid $354,000 in lease, landman and seismic costs of which half will be refunded to Sovereign once the first well starts drilling. Sovereign presently has a 32.865% working interest in the first well to be drilled.  The company plans to sale part of its working interest on a promoted basis to help cover additional cost in the project.  The main target zone is the Atoka Sandstone, which produces in the area.  An offset well to the East, known as the Sewell 1-36, has produced over 12 BCF of gas in 20 years and is still producing.  The first well is to be drilled in early September.

XX Ranch:  The project covers 8,000 gross acres in Coleman County, Texas.  The company has an over-riding royalty interest in four producing wells and the remaining acreage.  The depth of production is 3,700 feet with production rates in the range of 200 MCF to 300 MCF per well.  Exploration on the XX Ranch has discovered predominant amounts of natural gas.  With the existing 3D seismic, the operator feels very confident that oil reserves will be found.  The operator plans to start drilling again in the fourth quarter of 2004.

Corporate Matters:  The Company appointed Mr. Gary Moores to the Board of Directors in July 2004.  Mr. Moores has been in the oil and gas business since 1978 and today owns MV Pipeline, Concorde Resources Corp. and G.M. Oil Properties, Inc. Presently, he operates 150 wells on 25,000 acres, 40 miles of natural gas gathering system and markets the natural gas. His companies are currently focused on the exploration and development of natural gas (coal bed methane) in eastern Oklahoma. Sovereign is looking forward to working with Mr. Moores and gaining the benefits of his many years of oil and gas experience. Brian Irwin has resigned from the board of directors but will remain as secretary of the company.

Business Plan:  The Board of Directors has maintained its vision to stay active in the Oklahoma gas projects.  The majority of wells drilled and to be drilled offset existing production and can provide ready cash flow.  Over the next two years the company plans to continue the active drilling program it began eighteen months ago.  The Lasley project has the capacity for the drilling of 13 additional wells.  Dependent upon the success ratio and the price of natural gas the company anticipates significant growth in its cash flow and the creation of reserves.

Website:  The Company has posted an overview and additional information about the projects on its website www.sChiefv.com.  If you should have any questions about the company, you can call now toll free 1-877-366-4464.  If you would like to receive updated information by email, forward your address to info@sChiefv.com.  Thank you for your investment and continued interest in Sovereign.

"Bill O. Wood"

Bill O. Wood, President

Toll Free:  1-877-366-4464 Telephone:

(325) 676-8500      Facsimile:(325) 676-8106    Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.